Exhibit 4.18

G- Medical Innovations Holdings LTD

May 15th, 2023

Management of the board of Directors

Dear Sir,

As the CEO of G-Medical innovations Holdings LTD, I hereby approve my commitment to finance the Company’s operations for 12 months from this letter up to May 30th ,2024, provided and as long as, the company cannot be finance externally from any other sources and/ or until a sum of $10 million be received in the Company for its operations this year, whichever is earlier.

Very truly yours,

/s/ Dr. Yacov Geva

Dr. Yacov Geva